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                              September 1, 2022

       Kirkland B. Andrews
       Chief Financial Officer
       Evergy, Inc.
       1200 Main Street
       Kansas City, Missouri 64105

                                                        Re: Evergy, Inc.
                                                            Form 10-K for the
Fiscal Year ended December 31, 2021
                                                            Filed February 25,
2022
                                                            Response Letter
dated August 5, 2022
                                                            File No. 001-38515

       Dear Mr. Andrews:

              We have reviewed your August 5, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 22, 2022 letter.

       Form 10-K for the Fiscal Year ended December 31, 2021

       Management's Discussion and Analysis
       Executive Summary
       Non-GAAP Measures, page 38

   1. We have read your response to prior comment one, including the incremental disclosures that you have proposed
to include in future filings that include your non-GAAP utility margin. Please expand
such disclosures to address the following additional points.

                                                              Provide further
details in footnote (a) to the reconciliation of the nature of operating and maintenance
expenses that are deemed to be directly attributable to your revenue-
                                                            producing
activities (i.e. cost of sales), and to clarify how these are differentiated
 Kirkland B. Andrews
Evergy, Inc.
September 1, 2022
Page 2
              from other costs reported in this line item on page 72.

                Provide quantification of the various factors underlying changes in the measures of
              GAAP gross margin in the narrative which follows the reconciliation, comparable to your discussion and analysis of changes in non-GAAP utility gross margin.

        You may contact Lily Dang at (202) 551-3867 or Mark Wojciechowski at
(202) 551-
3759 if you have questions regarding comments on the financial statements and related matters. Please contact Karl Hiller - Branch Chief at (202) 551-3686 with any other questions.



FirstName LastNameKirkland B. Andrews                           Sincerely,
Comapany NameEvergy, Inc.
                                                                Division of
Corporation Finance
September 1, 2022 Page 2                                        Office of
Energy & Transportation
FirstName LastName